UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Notice of the Future Business or Management Plans (Fair Disclosure)

(Disclosure of POSCO HOLDINGS’ Subsidiary Company POSCO)

ø The following is a future plan, which may be subject to change.
1. Future Business Plans		Declaring POSCO’s future vision
2. Details of plan and activity schedule	Purpose	Growing as a representative company of eco-friendly future materials, leading carbon neutrality and making a better future with the new value of steels.
Details of plan

☐  Long-term Growth Targets for 2030

- Combined Revenue : KRW 100 trillion

-  Combined Operating Profit: Triple the combined operating profit of 2022

- Combined Operating Margin: Double the combined operating margin of 2022

- Production capacity of crude steel: 52 million tons

(Based on aggregated basis of 53 domestic and overseas affiliates and included transactions among affiliates)

	Proposed schedule	Start date	-
		End date	December 31, 2030
	Expected investment amount (KRW)	-
	Expected results	-Solidifying Global Top Position With Carbon-Neutral Transformation Opportunities
3. Potential difficulties in implementation		-
4. Date of board resolution (decision date)		July 13, 2023
5. Details of information released	Information providers	Communication Office, POSCO
	Information recipients	Press
	Date & time of information released	July 13, 2023
	Title and place of event held	POSCO Head Office (Pohang)
6. Contact points (Dept. name/tel.)		054-224-0114
7. Other matters to be factored into investment decisions

1. Above 2. ‘Details of plan and activity schedule’ includes predictive information about the future and may vary depending on changes in the management environment and management plan

2. Above 4. ‘Decision date’ is information provision date and not yet approved by Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC. (Registrant)

Date: July 13, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President